XORTX THERAPEUTICS INC.

3710 – 33rd Street NW

Calgary, Alberta, T2L 2M1

Canada

VIA EDGAR

February 12, 2026

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Chris Edwards

Re:	XORTX THERAPEUTICS INC.
Registration Statement on Form F-1 (File No. 333-290512)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, XORTX Therapeutics Inc., Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) so that the Registration Statement will be declared effective as of 4:15 p.m. Eastern time, on Tuesday, February 17, 2026, or as soon as practicable thereafter. The Company hereby authorizes Alexander T. Yarbrough or Thomas M. Rose, both of whom are attorneys at the Company’s outside legal counsel, Troutman Pepper Locke LLP, to orally modify or withdraw this request for acceleration.

Once the Registration Statement has been declared effective, please orally confirm that event with Mr. Yarbrough at (704) 998-4077.

Thank you for your assistance in this matter.

Sincerely,

XORTX Therapeutics Inc.

/s/ Allen Davidoff
Name:	Allen Davidoff
Title:	Chief Executive Officer

cc (via email):	Thomas M. Rose, Troutman Pepper Locke LLP Alexander T. Yarbrough, Troutman Pepper Locke LLP Ross Carmel, Sichenzia Ross Ference Carmel LLP Thiago Spercel, Sichenzia Ross Ference Carmel LLP